Exhibit 23.7

China Kanghui Holdings

Pursuant to Rule 438 of Regulation C promulgated under the Securities Act of 1933, as amended, I, Patricia (Peifen) Chou, consent to be named in the Registration Statement on Form F-1 of China Kanghui Holdings and in all amendments and supplements thereto, as a proposed member of the board of directors of China Kanghui Holdings.

Dated: July 14, 2010

/s/ Patricia Peifen Chou
Patricia Peifen Chou